Exhibit 99.1

Nevada Geothermal Power Inc. Announces the Closing of
US $20 Million Bridge Financing with Glitnir Banki hf

VANCOUVER, B.C., November 5, 2007 -,Nevada Geothermal Power Inc. (NGP) (TSX-V: NGP, OTC-BB: NGLPF) today announced that its’ wholly owned and newly formed subsidiary NGP Blue Mountain I LLC (“NGP I”) has closed a US$20MM Bridge Financing with Glitnir Banki hf (“Glitnir”) and has amended/restated the Commitment Letter for the Construction Loan to include Glitnir as underwriter of the construction loan.

Glitnir extends the Bridge Loan Facility of US$20 Million for the ongoing development of the 35 MW Blue Mountain, Faulkner I project in Nevada. The proceeds of the loan will fund the pre-construction efforts of the geothermal power plant, the geothermal well field, related infrastructure and development costs until the construction permits for the power plant are received. The Facility will mature 12 monthS from the closing date.

Coinciding with the closing of the Bridge Financing, on November 1, 2007, the Commitment Letter for the Construction Financing, (see press release July 26, 2007) has been amended and restated; Glitnir has executed commitment of 50% of the US$ 100 Million Construction Loan. The construction loan is expected to close and repay the Bridge Loan no later than the second quarter of 2008 after construction permits have been obtained.

“The significance of the Bridge Loan is that it will provide liquidity to continue well field development and plant engineering for Blue Mountain, as well to make down payments for critical power plant components, without interruption prior to having the entire project fully permitted. Additionally, we are delighted to have Glitnir Bank joining forces on the Construction Loan supporting our efforts in the first phase of the Blue Mountain development. We are looking forward to Glitnir’s continued support for Phase II and the development of our other promising projects,” said Brian Fairbank, President and Chief Executive Officer.

“As the world’s leading financial institution within geothermal energy we are pleased to support the continuation of development at Blue Mountain. We look forward to many more accomplishments following the recently announced success of Well 23-14, and to working with Morgan Stanley on the Construction Loan” said Arni Magnusson, Managing Director and Head of Glitnir’s Global Sustainable Energy Group.

Blue Mountain, located 30 kilometers (20 miles) west of the town of Winnemucca, Nevada, is ideally situated for development. The proposed Faulkner I geothermal plant will require a 20-mile long transmission line over relatively flat, undeveloped desert land to a connection point located on the utility’s (Sierra Pacific) 120kV-transmission line north of Mill City, Nevada. Extensive environmental studies have been completed along the power line route and around the proposed power plant site and an environmental assessment is in process by the Bureau of Land Management (BLM).

The electric power is to be sold under a 20-year Power Purchase Agreement to the Nevada Power Company, for up to 35MW of geothermal power. Phase I at Blue Mountain is expected to commence power generation in late 2009.

About Glitnir Bank: The financial group Glitnir offers universal banking and financial services. Glitnir is a leading niche player in three global industry segments; seafood/food, sustainable energy, and offshore services vessels. Services include retail, corporate and investment banking, stock trade/brokerage and capital management. The Glitnir group operates in Iceland, Norway, Sweden, Denmark, Finland, the UK, Luxembourg, Russia, Canada, the United States and China. Glitnir is listed on the Icelandic Stock Exchange. For more information: www.glitnirusa.com and about our global energy focus: http://www.glitnir.is/English/Business/Energy/.

About Nevada Geothermal Power Inc.:

Nevada Geothermal Power Inc. is a renewable energy company developing geothermal projects in the United States to provide electrical energy that is clean, efficient and sustainable. NGP is committed to the geothermal industry and currently owns a 100% leasehold interest in four properties: Blue Mountain, Pumpernickel, Black Warrior, all located in Nevada and Crump Geyser in Oregon. These properties are at different levels of exploration and development. NGP estimates a potential of approximately 150 MW to over 200 MW from the current leaseholds.

Nevada Geothermal Power Inc.
Brian D. Fairbank, P. Eng.
President & CEO
www.nevadageothermal.com

Investor Inquiries
Shelley Kirk
Nevada Geothermal Power Inc.
Telephone: 604-688-1553 X118
Toll Free: 866-688-0808 X118
Email: sfkirk@nevadageothermal.com

Tracy Weslosky or Fred Cowans
Managing Partners
Pro-Edge Consultants Inc.
Telephone: (416) 581-0177
Toll Free: (866) 544-9622 or
info@pro-edge.com
www.pro-edge.com

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from registration is available.

This Press Release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We have tried, whenever possible, to identify these forward-looking statements using words such as "anticipates," "believes," "estimates," "expects," "plans," "intends," "potential" and similar expressions. These statements reflect our current belief and are based upon currently available information. Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance or achievements to differ materially from those expressed in or implied by such statements. We undertake no obligation to update or advise in the event of any change, addition, or alteration to the information catered in this Press Release including such forward-looking statements.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.